Consolidated Financial Statements

Management’s Responsibility for Financial Statements

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the annual report. The consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Corporation’s operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Corporation’s assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditors, and the internal auditors to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditors, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the shareholders as the external auditor of the Corporation, has audited the consolidated statement of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statement of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and 2010. The external auditors conducted their audits in accordance with Canadian generally accepted auditing standards and have unlimited and unrestricted access to the Audit Committee.

Andy J. Mah	Kelly I. Drader
President and CEO	CFO
March 23, 2012

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Management’s Report on Internal Control over Financial Reporting

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, we have concluded that as of December 31, 2011, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the Corporation’s independent firm of Chartered Accountants, was appointed by the shareholders to audit and provide an independent opinion on both the consolidated financial statements and the Corporation’s internal control over financial reporting as at December 31, 2011, as stated in their Auditor’s Report. PricewaterhouseCoopers LLP has provided such opinion.

Andy J. Mah	Kelly I. Drader
President and CEO	CFO
March 23, 2012

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Independent Auditor’s Report

To the Shareholders of Advantage Oil & Gas Ltd.

We have completed an integrated audit of Advantage Oil & Gas Ltd.’s 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Advantage Oil & Gas Ltd., which comprise the consolidated statement of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

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We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Advantage Oil & Gas Ltd. as at December 31, 2011, December 31, 2010, and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Advantage Oil & Gas Ltd.’s internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Advantage Oil & Gas Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control - Integrated Framework issued by COSO.

Chartered Accountants

Calgary, Alberta

March 23, 2012

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Consolidated Statement of Financial Position

(thousands of Canadian dollars)	Notes	December 31, 2011	December 31, 2010	January 1, 2010
			(note 25)	(note 25)
ASSETS
Current assets
Trade and other receivables	7	$42,344	$42,276	$54,531
Prepaid expenses and deposits		6,045	6,488	9,936
Derivative asset	6	-	25,157	30,829
Total current assets		48,389	73,921	95,296

Non-current assets
Derivative asset	6	-	-	323
Exploration and evaluation assets	8	7,730	8,262	6,923
Property, plant and equipment	9	1,877,287	1,883,762	1,824,699
Deferred income tax asset	22	39,383	-	-
Total non-current assets		1,924,400	1,892,024	1,831,945

Total assets		$1,972,789	$1,965,945	$1,927,241

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$138,119	$112,457	$113,062
Capital lease obligations		-	759	1,375
Convertible debentures	12	-	62,013	69,927
Derivative liability	6	2,738	2,367	12,755
Other liability	14	908	-	-
Total current liabilities		141,765	177,596	197,119

Non-current liabilities
Derivative liability	6	-	177	1,165
Capital lease obligations		-	-	759
Bank indebtedness	11	232,684	288,852	247,784
Convertible debentures	12	75,890	72,811	131,561
Decommissioning liability	13	253,796	172,130	169,665
Deferred income tax liability	22	29,723	40,231	22,115
Other liability	14	-	1,835	3,431
Total non-current liabilities		592,093	576,036	576,480

Total liabilities		733,858	753,632	773,599

SHAREHOLDERS' EQUITY
Share capital	15	2,214,784	2,199,491	2,190,409
Convertible debentures equity component	12	8,348	8,348	8,348
Contributed surplus	5	71,762	14,783	6,114
Deficit		(1,163,081)	(1,010,309)	(1,051,229)
Total shareholders' equity attributable to Advantage shareholders		1,131,813	1,212,313	1,153,642
Non-controlling interest		107,118	-	-
Total shareholders' equity		1,238,931	1,212,313	1,153,642
Total liabilities and shareholders' equity		$1,972,789	$1,965,945	$1,927,241

Commitments (note 24)

See accompanying Notes to the Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Ltd.:

Paul G. Haggis, Director	Andy J. Mah, Director

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Consolidated Statement of Comprehensive Income (Loss)

		Year ended	Year ended
(thousands of Canadian dollars, except for per share amounts)	Notes	December 31, 2011	December 31, 2010
			(note 25)

Petroleum and natural gas sales	18	$355,288	$319,368
Less: royalties		(52,971)	(45,954)
Petroleum and natural gas revenue		302,317	273,414

Operating expense		(89,166)	(95,609)
General and administrative expense	19	(34,587)	(38,193)
Depreciation expense	9	(152,927)	(124,592)
Impairment of oil and gas properties	9	(187,684)	(17,500)
Exploration and evaluation expense	8	(3,055)	(752)
Finance expense	21	(29,561)	(34,388)
Gains on derivatives	6	475	50,514
Other income	20	1,972	46,142
Income (loss) before taxes and non-controlling interest		(192,216)	59,036
Income tax recovery (expense)	22	46,807	(18,116)
Net income (loss) and comprehensive income (loss) before non-controlling interest		(145,409)	40,920
Net income attributable to non-controlling interest		(7,363)	-
Net income (loss) and comprehensive income (loss) attributable to Advantage shareholders		$(152,772)	$40,920

Net income (loss) per share attributable to Advantage shareholders	17
Basic		$(0.92)	$0.25
Diluted		$(0.92)	$0.25

See accompanying Notes to the Consolidated Financial Statements

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Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non-controlling interest	Total shareholders' equity
Balance, January 1, 2011		$2,199,491	$8,348	$14,783	$(1,010,309)	$1,212,313	$-	$1,212,313
Net income (loss) and comprehensive income (loss)		-	-	-	(152,772)	(152,772)	7,363	(145,409)
Share based compensation	15, 16	15,293	-	(770)	-	14,523	-	14,523
Common control transaction and change in ownership interest	5	-	-	57,749	-	57,749	106,093	163,842
Change in ownership interest, share based compensation		-	-	-	-	-	577	577
Dividends declared by Longview ($0.40 per Longview share)		-	-	-	-	-	(6,915)	(6,915)
Balance, December 31, 2011		$2,214,784	$8,348	$71,762	$(1,163,081)	$1,131,813	$107,118	$1,238,931

Balance, January 1, 2010	25	$2,190,409	$8,348	$6,114	$(1,051,229)	$1,153,642	$-	$1,153,642
Share based compensation	15, 16	9,082	-	8,669	-	17,751	-	17,751
Net income and comprehensive income		-	-	-	40,920	40,920	-	40,920
Balance, December 31, 2010		$2,199,491	$8,348	$14,783	$(1,010,309)	$1,212,313	$-	$1,212,313

See accompanying Notes to the Consolidated Financial Statements

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Consolidated Statement of Cash Flows

		Year ended	Year ended
(thousands of Canadian dollars)	Notes	December 31, 2011	December 31, 2010
			(note 25)
Operating Activities

Income (loss) before taxes and non-controlling interest		$(192,216)	$59,036
Add (deduct) items not requiring cash:
Share based compensation	16	12,348	13,415
Depreciation expense	9	152,927	124,592
Impairment of oil and gas properties	9	187,684	17,500
Exploration and evaluation expense	8	3,055	752
Non-cash general and administrative		-	(538)
Unrealized loss (gain) on derivatives	6	25,351	(5,381)
Gain on sale of property, plant and equipment	20	(1,325)	(45,631)
Finance expense	21	29,561	34,388
Expenditures on decommissioning liability	13	(3,335)	(6,275)
Changes in non-cash working capital	23	4,131	31,008
Cash provided by operating activities		218,181	222,866

Financing Activities
Proceeds from Longview financing	5	160,757	-
Increase (decrease) in bank indebtedness	11	(56,754)	40,395
Convertible debenture maturities	12	(62,294)	(69,927)
Dividends paid by Longview		(6,050)	-
Reduction of capital lease obligations		(68)	(1,375)
Convertible debenture issue costs		-	(310)
Interest paid		(20,076)	(21,532)
Cash provided by (used in) financing activities		15,515	(52,749)

Investing Activities
Expenditures on property, plant and equipment	9	(231,789)	(237,702)
Expenditures on exploration and evaluation assets	8	(3,006)	(2,091)
Property dispositions		1,099	69,676
Cash used in investing activities		(233,696)	(170,117)
Net change in cash		-	-
Cash, beginning of year		-	-
Cash, end of year		$-	$-

See accompanying Notes to the Consolidated Financial Statements

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Notes to The Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) are a growth oriented intermediate oil and natural gas development and production corporation with properties located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 700, 400 – 3rd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these consolidated financial statements are Advantage’s first annual audited consolidated financial statements to be prepared and issued under IFRS.

The consolidated financial statements are prepared in compliance with IFRS. The comparative figures for 2010 and Advantage’s financial position as at January 1, 2010 have been restated from previous Canadian Generally Accepted Accounting Principles (“Previous GAAP”) to IFRS. The reconciliations to IFRS from Previous GAAP are summarized in note 25 and disclose the impact of the transition to IFRS on the Corporation's reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in the Corporation’s consolidated financial statements for the year ended December 31, 2010. Subject to certain transition elections disclosed in note 25, the Corporation has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

The accounting policies applied in these financial statements are based on IFRS issued and outstanding as of March 23, 2012, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in note 3.

The methods used to measure fair values of derivative instruments are discussed in note 6.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control, including Longview Oil Corp. (“Longview”), a public Canadian corporation of which Advantage owns 63%, and remaining ownership is disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

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3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements, and have been applied consistently by the Corporation.

(a)	Cash and cash equivalents

Cash consists of balances held with banks, and other short-term highly liquid investments with original maturities of three months or less from inception.

(b)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Corporation. Control exists when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii)	Non-controlling interests

The Corporation treats transactions with non-controlling interests as transactions with equity owners of the Corporation.  For purchases of shares from non-controlling interests, the difference between any consideration paid and the relevant ownership acquired of the carrying value of net assets of the subsidiary is recorded in equity.  Gains or losses on disposals of shares to non-controlling interests are also recorded in equity, unless the disposal results in the Corporation’s loss of control of the subsidiary, in which case the gain or loss is recognized in net income and comprehensive income.

(iii)	Joint interests

A significant portion of the Corporation’s oil and natural gas activities involve jointly controlled assets. The consolidated financial statements include the Corporation’s share of these jointly controlled assets and a proportionate share of the relevant revenue and related costs.

(c)	Financial instruments

All financial instruments are initially recognized at fair value on the Statement of Financial Position. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, is based on how each financial instrument was initially classified. The Corporation has classified each identified financial instrument into the following categories: fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, and financial liabilities at amortized cost. Fair value through profit or loss financial instruments are measured at fair value with gains and losses recognized in income immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to income when the asset is derecognized. Loans and receivables, held to maturity investments and financial liabilities at amortized cost, are recognized at amortized cost using the effective interest method and impairment losses are recorded in income when incurred.

Derivative instruments executed by the Corporation to manage market risk associated with volatile commodity prices are classified as fair value through profit or loss and recorded on the Statement of Financial Position at fair value as derivative assets and liabilities. Gains and losses on these instruments are recorded as gains and losses on derivatives in the Statement of Comprehensive Income (Loss) in the period they occur. Gains and losses on derivative instruments are comprised of cash receipts and payments associated with periodic settlement that occurs over the life of the instrument, and non-cash gains and losses associated with changes in the fair values of the instruments, which are remeasured at each reporting date and recorded on the Statement of Financial Position.

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3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

Transaction costs are frequently attributed to the acquisition or issue of a financial asset or liability. Such costs incurred on fair value through profit or loss financial instruments are expensed immediately. For other financial instruments, transaction costs are added to the fair value initially recognized for financial assets and liabilities that are not classified as fair value through profit or loss.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in income.

Equity instruments issued by the Corporation are recorded at the proceeds received, with direct issue costs as a deduction therefrom, net of any associated tax benefit.

(d)	Property, plant and equipment and exploration and evaluation assets

(i)	Recognition and measurement

a)	Exploration and evaluation costs

Pre-license costs are recognized in the Statement of Comprehensive Income (Loss) as incurred.

All exploratory costs incurred subsequent to acquiring the right to explore for oil and natural gas and before technical feasibility and commercial viability of the area have been established are capitalized. Such costs can typically include costs to acquire land rights, geological and geophysical costs, decommissioning costs, and exploration well costs.

Exploration and evaluation costs are not depreciated and are accumulated in cost centers by well, field or exploration area and carried forward pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource from exploration and evaluation assets is considered to be generally determinable when proved and probable reserves are determined to exist. Upon determination of proved and probable reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to development and production assets, net of any impairment loss.

Management reviews and assesses exploration and evaluation assets to determine if technical feasibility and commercial viability exist. If Management decides not to continue the exploration and evaluation activity, the unrecoverable costs are charged to exploration and evaluation expense in the period in which the determination occurs.

b)	Development and production costs

Items of property, plant and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include lease acquisition, drilling and completion, production facilities, decommissioning costs, geological and geophysical costs and directly attributable general and administrative costs related to development and production activities, net of any government incentive programs.

When significant parts of an item of property, plant and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

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3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets (continued)

(ii) Subsequent costs

Costs incurred subsequent to development and production that are significant are recognized as oil and gas property only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in comprehensive income as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or area basis. The carrying amount of any replaced or sold component is derecognized in accordance with our policies. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Statement of Comprehensive Income (Loss) as incurred.

(iii)	Depreciation

The net carrying value of oil and gas properties is depreciated using the unit-of-production method by reference to the ratio of production in the period to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually.

(e)	Asset swaps and dispositions

Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. The cost of the acquired asset is measured at the fair value of the asset given up, unless the fair value of the asset received is more clearly evident. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the amount given up. Any gain or loss on derecognition of the asset given up is recognised in the Statement of Comprehensive Income (Loss).

For exchanges or parts of exchanges that involve only exploration and evaluation assets, the exchange is accounted for at carrying value.

Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposition with the carrying amount of property, plant and equipment and are recognized net within “other income” or “other expenses” in the Statement of Comprehensive Income (Loss).

(f)	Impairment

(i)	Financial assets

At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. If a financial asset carried at amortized cost is impaired, the amount of the loss is measured as the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The loss is recognized in other expenses in the period incurred.

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3.	Significant accounting policies (continued)

(f)	Impairment (continued)

(ii)	Property, plant and equipment and exploration and evaluation assets

The carrying amounts of the Corporation’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For the purpose of impairment testing of property, plant and equipment, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Exploration and evaluation assets are allocated to CGU’s or groups of CGU’s for the purposes of assessing such assets for impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Fair value less cost to sell is assessed utilizing market valuation based on an arm’s length transaction between active participants. In the absence of any such transactions, fair value less cost to sell is estimated by discounting the expected after-tax cash flows of the cash generating unit at an after-tax discount rate that reflects the risk of the properties in the cash generating unit. The discounted cash flow calculation is then increased by a tax-shield calculation, which is an estimate of the amount that a prospective buyer of the cash generating unit would be entitled. The carrying value of the cash generating unit is reduced by the deferred tax liability associated with its property, plant and equipment.

Impairment losses on property, plant and equipment are recognized in the Statement of Comprehensive Income (Loss) as impairment of oil and gas properties and are separately disclosed. An impairment of exploration and evaluation assets is recognized as exploration and evaluation expense in the Statement of Comprehensive Income (Loss).

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

(g)	Decommissioning liability

A decommissioning liability is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Decommissioning liabilities are determined by discounting the expected future cash flows at a risk-free rate.

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3.	Significant accounting policies (continued)

(h)	Share based compensation

Advantage accounts for share based compensation expense based on the fair value of rights granted under its share based compensation plan.

Advantage’s Restricted Share Performance Incentive Plan (“RSPIP” or the “Plan”), authorizes the Board of Directors to grant restricted shares to service providers, including directors, officers, employees, and consultants of Advantage and Longview. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting on each of the two subsequent anniversary dates. Compensation cost related to the Plan is recognized as share based compensation expense within general and administrative expense over the service period of the service providers and incorporates the fair value at grant date, the estimated number of restricted shares to vest, and certain management estimates. As compensation expense is recognized, contributed surplus is recorded until the restricted shares vest at which time the appropriate shares are then issued to the services providers and the contributed surplus is transferred to share capital.

(i)	Common-control transaction

Business combinations involving entities under common control are outside the scope of IFRS 3 Business Combinations. IFRS provides no guidance on the accounting for these types of transactions and an entity is required to develop an accounting policy. The two most common methods utilized are the purchase method and the predecessor values method. A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party, both before and after the business combination, and control is not transitory. Management has determined the predecessor values method to be most appropriate. The predecessor method requires the financial statements to be prepared using the predecessor carrying values without any step up to fair value. The difference between any consideration and the aggregate carrying value of the assets and liabilities are recorded in shareholders’ equity.

(j)	Revenue

Revenue from the sale of petroleum and natural gas is recorded when the significant risks and rewards of ownership of the product is transferred to the buyer which is usually when legal title passes to the external party. For natural gas, this is generally at the time product enters the pipeline. For crude oil, this is generally at the time the product reaches a trucking terminal. For natural gas liquids, this is generally at the time the product reaches a gas plant. Revenue is measured net of discounts, customs duties and royalties.

Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements.

(k)	Finance expense

Finance expense comprises interest expense on bank indebtedness, capital leases, and accretion of the discount on the decommissioning liability and convertible debentures.

Advantage Oil & Gas Ltd. - 15

3.	Significant accounting policies (continued)

(l)	Income tax

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in income or loss except to the extent that it relates to items recognized directly in shareholders’ equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Deferred income tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting income nor taxable income. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are only offset when they are within the same legal entity and same tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

(m)	Net income (loss) per share

Basic net income (loss) per share is calculated by dividing the net income (loss) attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined by adjusting the net income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as restricted shares granted to service providers and convertible debentures, using the treasury stock method.

Advantage Oil & Gas Ltd. - 16

3.	Significant accounting policies (continued)

(n)	New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective. The Corporation has yet to assess the full impact of these standards.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 is intended to supersede IAS 39, Financial Instruments: Recognition and Measurement and will be published in three phases, of which the first phase has been published. The first phase addresses the accounting for financial assets and financial liabilities. The second phase will address the impairment of financial instruments, and the third phase will address hedge accounting. For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. For financial liabilities, although the classification criteria for financial liabilities will not change under IFRS 9, the approach to the fair value option for financial liabilities may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk. This standard is not applicable until January 1, 2015.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that will replace SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the current risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. This standard is not applicable until January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Venturers. This standard is not applicable until January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries and joint arrangements. These disclosures will require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. This standard is not applicable until January 1, 2013.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurement and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is not applicable until January 1, 2013.

IAS 28 – Investments in Associates and Joint Ventures

IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

Advantage Oil & Gas Ltd. - 17

4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Estimates and assumptions

Information about significant areas of estimation uncertainty in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 6 – valuation of financial instruments;

•	Note 9 – valuation of property, plant and equipment;

•	Note 8 & 9 – impairment of property, plant and equipment and exploration and evaluation assets;

•	Note 6, 12 – valuation of convertible debentures;

•	Note 13 – measurement of decommissioning liability;

•	Note 16 – measurement of share based compensation; and

•	Note 22 – measurement of deferred income tax.

Judgments

In the process of applying the Corporation’s accounting policies, management has made the following judgments, apart from those involving estimates, which may have the most significant effect on the amounts recognized in the consolidated financial statements.

(a)	Exploration and evaluation assets

Costs incurred to acquire rights to explore for oil and natural gas may be grouped into either exploration and evaluation or development and production, depending on facts and circumstances. Costs incurred in respect of properties that have been determined to have proved and probable reserves, are classified as development and production properties. In such circumstances, technical feasibility and commercial viability are considered to be established. Costs incurred in respect of new prospects with no nearby established development past or present and no proved or probable reserves assigned are classified as exploration and evaluation assets (note 8).

(b)	Reserves base

The oil and gas development and production properties are depreciated on a unit-of-production (“UOP”) basis at a rate calculated by reference to proved and probable reserves determined in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and incorporating the estimated future cost of developing and extracting those reserves. Proved plus probable reserves are determined using estimates of oil and natural gas in place, recovery factors and future oil and natural gas prices. Future development costs are estimated using assumptions as to number of wells required to produce the reserves, the cost of such wells and associated production facilities and other capital costs.

Advantage Oil & Gas Ltd. - 18

4.	Significant accounting judgments, estimates and assumptions (continued)

(c)	Depreciation of oil and gas assets

Oil and gas properties are depreciated using the UOP method over proved plus probable reserves. The calculation of the UOP rate of depreciation could be impacted to the extent that actual production in the future is different from current forecast production based on proved plus probable reserves (note 9).

(d)	Determination of cash generating units

Oil and gas properties are grouped into cash generating units for purposes of impairment testing. Management has evaluated the oil and gas properties of the Corporation, and grouped the properties into cash generating units on the basis of their ability to generate independent cash flows, similar reserve characteristics, geographical location, and shared infrastructure.

(e)	Impairment indicators and calculation of impairment

At each reporting date, Advantage assesses whether or not there are circumstances that indicate a possibility that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include incidents of physical damage, deterioration of commodity prices, changes in the regulatory environment, or a reduction in estimates of proved and probable reserves.

When management judges that circumstances indicate potential impairment, property, plant and equipment are tested for impairment by comparing the carrying values to their recoverable amounts. The recoverable amounts of cash generating units are determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions, that are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantities of reserves, discount rates, future development costs and operating costs (note 8 & 9).

(f)	Decommissioning liability

Decommissioning costs will be incurred by the Corporation at the end of the operating life of some of the Corporation’s facilities and properties. The ultimate decommissioning liability is uncertain and can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, or changes in the risk-free discount rate. The expected timing and amount of expenditure can also change in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(g)	Income taxes

The Corporation recognizes deferred income tax assets to the extent that it is probable that taxable profit will be available to allow the benefit of that deferred income tax asset to be utilized. Assessing the recoverability of deferred income tax assets requires the Corporation to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Corporation to realize the deferred income tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Corporation operates could limit the ability of the Corporation to obtain tax deductions in future periods.

(h)	Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Advantage Oil & Gas Ltd. - 19

5.	Common-Control Transaction

Advantage sold certain oil-weighted assets to Longview for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash. The assets were sold with an effective date of January 1, 2011 and a closing date of April 14, 2011. As Advantage is the parent company and has a majority ownership interest of Longview, this transaction was deemed a common-control transaction. As such, Advantage has recognized a non-controlling interest in shareholders’ equity, representing the carrying value of the 37% shareholding of Longview held by outside interests.

The difference of $57.7 million between the proceeds from the change in ownership interest and the carrying value of the non-controlling interest has been recognized within contributed surplus of shareholders’ equity. At December 31, 2011, Advantage held 63% of Longview’s issued and outstanding shares.

6.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, convertible debentures, other liabilities and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities, bank indebtedness and other liabilities are all classified as financial liabilities at amortized cost. As at December 31, 2011, there were no significant differences between the carrying amounts reported on the Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The Corporation has convertible debenture obligations outstanding, of which the liability component has been classified as financial liabilities at amortized cost. The convertible debentures have different fixed terms and interest rates (note 12) resulting in fair values that will vary over time as market conditions change. As at December 31, 2011, the estimated fair value of the total outstanding convertible debenture obligation was $82.8 million (December 31, 2010 - $153.2 million). The fair value of the liability component of convertible debentures was determined based on the current public trading activity of such debentures.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Advantage uses Level 2 inputs in the determination of the fair value of derivative assets and liabilities. Pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

The Corporation’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

•	credit risk;

•	liquidity risk;

•	price and currency risk; and

•	interest rate risk.

Advantage Oil & Gas Ltd. - 20

6.	Financial risk management (continued)

(a)	Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners and oil and natural gas marketers. The maximum exposure to credit risk is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Trade and other receivables	$42,344	$42,276	$54,531
Deposits	3,157	2,936	6,108
Derivative asset	-	25,157	31,152
	$45,501	$70,369	$91,791

Trade and other receivables, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management’s assessment of the associated maximum exposure to such credit risk. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The Corporation’s deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk.

Substantially all of the Corporation’s trade and other receivables are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, trade and other receivables are subject to normal industry credit risks. As at December 31, 2011, $0.5 million or 1.2% of trade and other receivables are outstanding for 90 days or more (December 31, 2010 - $2.3 million or 5.4% of trade and other receivables). The Corporation believes the entire balance is collectible, and in some instances has the ability to mitigate risk through withholding production or offsetting payables with the same parties. Management has not provided an allowance for doubtful accounts at December 31, 2011 (December 31, 2010 - $0.2 million).

The Corporation’s most significant customer, a Canadian oil and natural gas marketer, accounts for $12.3 million of the trade and other receivables at December 31, 2011 (December 31, 2010 - $12.1 million).

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6.	Financial risk management (continued)

(b)	Liquidity risk

The Corporation is subject to liquidity risk attributed from trade and other accrued liabilities, bank indebtedness, convertible debentures, other liabilities, and derivative liabilities. Trade and other accrued liabilities, other liabilities, and derivative liabilities are primarily due within one year of the statement of financial position date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facilities. The Corporation’s bank indebtedness is subject to $475 million credit facility agreements. Although the credit facilities are a source of liquidity risk, the facilities also mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The terms of the credit facilities are such that they provide Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Corporation regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Corporation to mitigate liquidity risk.

Advantage has convertible debentures outstanding that mature in 2015 (note 12). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Corporation can satisfy the obligations in cash or issue shares at a price determined in the applicable debenture agreements. This settlement alternative allows the Corporation to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Corporation has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

The timing of cash outflows relating to financial liabilities as at December 31, 2011 and 2010 are as follows:

December 31, 2011	Less than one year	One to three years	Three to five years	Thereafter	Total
Trade and other accrued liabilities	$138,119	$-	$-	$-	$138,119
Derivative liability	2,738	-	-	-	2,738
Bank indebtedness - principal	-	233,903	-	-	233,903
- interest	12,373	5,882	-	-	18,255
Convertible debentures - principal	-	-	86,250	-	86,250
- interest	4,313	8,625	2,156	-	15,094
Other liability	908	-	-	-	908
	$158,451	$248,410	$88,406	$-	$495,267

Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

December 31, 2010	Less than one year	One to three years	Four to five years	Thereafter	Total
Trade and other accrued liabilities	$112,457	$-	$-	$-	$112,457
Capital lease obligations	779	-	-	-	779
Derivative liability	2,367	177	-	-	2,544
Bank indebtedness - principal	-	290,657	-	-	290,657
- interest	13,717	6,577	-	-	20,294
Convertible debentures - principal	62,294	-	86,250	-	148,544
- interest	9,179	8,625	6,469	-	24,273
Other liability	-	1,966	-	-	1,966
	$200,793	$308,002	$92,719	$-	$601,514

Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

Advantage Oil & Gas Ltd. - 22

6.	Financial risk management (continued)

(b)	Liquidity risk (continued)

The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions (note 11). Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in April and June 2012. The facilities are revolving and are extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one year term facilities, with the principal payable at the end of such one year terms. Management fully expects that the facilities will be extended at each annual review.

(c)	Price and currency risk

Advantage’s derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Corporation enters into non-financial derivatives to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact earnings. It is estimated that a 10% change in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at December 31, 2011 would result in a $3.0 million change in net loss for the year ended December 31, 2011.

As at December 31, 2011, the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Crude oil - WTI
Fixed price	January 2012 to December 2012	1,000 bbls/d	Cdn $97.10/bbl
Collar	January 2012 to December 2012	1,000 bbls/d	Bought put Cdn $90.00/bbl
Sold call Cdn $102.25/bbl
Electricity – Alberta Pool Price
Fixed price	January 2012 to December 2012	0.9 MW	Cdn $77.88/MWh

As at December 31, 2010 the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas - AECO
Fixed price	April 2010 to January 2011	18,956 mcf/d	Cdn$7.25/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.24/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.24/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.26/mcf

Crude oil – WTI
Fixed price	April 2010 to January 2011	2,000 bbls/d	Cdn$69.50/bbl
Fixed price	January 2011 to December 2011	1,500 bbls/d	Cdn $91.05/bbl

Advantage Oil & Gas Ltd. - 23

6.	Financial risk management (continued)

(c)	Price and currency risk (continued)

As at December 31, 2011, the fair value of the derivatives outstanding resulted in an asset of $Nil (December 31, 2010 – $25.2 million) and a liability of $2.7 million (December 31, 2010 – $2.5 million).

For the year ended December 31, 2011, $0.5 million was recognized in net loss as a derivative gain (December 31, 2010 - $50.5 million derivative gain). The table below summarizes the realized and unrealized gains (losses) on derivatives.

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Realized gains on derivatives	$25,826	$45,133
Unrealized gains (losses) on derivatives	(25,351)	5,381
	$475	$50,514

The fair value of the commodity risk management derivatives have been allocated to current and non-current assets and liabilities on the basis of expected timing of cash settlement and the applicable counterparties.

(d)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The interest charged on the outstanding bank indebtedness fluctuates with the interest rates posted by the lenders. The Corporation is exposed to interest rate risk and has not entered into any mitigating interest rate hedges or swaps. Had the borrowing rate been different by 100 basis points throughout the year ended December 31, 2011, net income (loss) and comprehensive income (loss) would have changed by $2.2 million (December 31, 2010 - $1.9 million) based on the average debt balance outstanding during the year.

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6.	Financial risk management (continued)

(e)	Capital management

The Corporation manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive acquisitions; and

•	To maximize shareholder return through enhancing the share value.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, and share capital. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its ownership interest in Longview. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Advantage’s capital structure as at December 31, 2011, December 31, 2010 and January 1, 2010 is as follows:

($000, except as otherwise indicated)	December 31, 2011	December 31, 2010	January 1, 2010
Bank indebtedness (non-current) (note 11)	$233,903	$290,657	$250,262
Working capital deficit (1)	90,638	64,452	49,970
Net debt	$324,541	$355,109	$300,232
Shares outstanding (note 15)	166,304,040	164,092,009	162,745,528
Share closing market price ($/share)	4.24	6.76	6.90
Market capitalization (2)	705,129	1,109,262	1,122,944
Convertible debentures maturity value (current and non-current)	86,250	148,544	218,471
Capital lease obligations (non-current)	-	-	759
Total capitalization	$1,115,920	$1,612,915	$1,642,406

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, the current portion of capital lease obligations, and current portion of other liability.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

The Corporation’s bank indebtedness is governed by credit facility agreements for $475 million (note 11) that contains standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. The Corporation is in compliance with all credit facility covenants. As well, the borrowing base for the Corporation’s credit facilities is determined through utilizing Advantage’s regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Corporation.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors.

The Corporation’s capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2011 and 2010.

Advantage Oil & Gas Ltd. - 25

7.	Trade and other receivables

	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivables	$32,655	$30,997	$31,608
Receivables from joint venture partners	9,038	6,296	13,719
Other	651	4,983	9,204
	$42,344	$42,276	$54,531

8.	Exploration and evaluation assets

Balance at January 1, 2010	$6,923
Additions	2,091
Exploration and evaluation expense	(752)
Balance at December 31, 2010	$8,262
Additions	3,006
Transferred to property, plant and equipment (note 9)	(483)
Exploration and evaluation expense	(3,055)
Balance at December 31, 2011	$7,730

There were no indicators of impairment of exploration and evaluation assets during the years ended December 31, 2011 and 2010.

Advantage Oil & Gas Ltd. - 26

9.	Property, plant and equipment

	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at January 1, 2010	$1,821,078	$3,621	$1,824,699
Additions	221,280	403	221,683
Change in decommissioning liability (note 13)	37,073	-	37,073
Disposals	(60,482)	-	(60,482)
Balance at December 31, 2010	$2,018,949	$4,024	$2,022,973
Additions	253,731	443	254,174
Change in decommissioning liability (note 13)	79,660	-	79,660
Disposals	(184)	-	(184)
Transferred from exploration and evaluation assets (note 8)	483	-	483
Balance at December 31, 2011	$2,352,639	$4,467	$2,357,106

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at January 1, 2010	$-	$-	$-
Depreciation	123,360	1,232	124,592
Impairment of oil and gas properties	17,500	-	17,500
Disposals	(2,881)	-	(2,881)
Balance at December 31, 2010	$137,979	$1,232	$139,211
Depreciation	152,279	648	152,927
Impairment of oil and gas properties	187,684	-	187,684
Disposals	(3)	-	(3)
Balance at December 31, 2011	$477,939	$1,880	$479,819

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At January 1, 2010	$1,821,078	$3,621	$1,824,699
At December 31, 2010	$1,880,970	$2,792	$1,883,762
At December 31, 2011	$1,874,700	$2,587	$1,877,287

During the year ended December 31, 2011, Advantage capitalized general and administrative expenditures directly related to development activities of $7.6 million (December 31, 2010 - $8.9 million).

Advantage included future development costs of $1.7 billion (December 31, 2010 – $1.6 billion) in property, plant and equipment costs subject to depreciation.

Advantage Oil & Gas Ltd. - 27

9.	Property, plant and equipment (continued)

For the year ended December 31, 2011, Advantage recognized an impairment of oil and gas properties of $187.7 million (December 31, 2010 - $17.5 million). Impairment of oil and gas properties occur when management determines that indicators of impairment are present in specific cash generating units. Recorded impairments are the amount by which carrying amounts of the cash generating units exceed their respective recoverable amount based on a fair value less costs to sell determination. Fair value less costs to sell is based on discounted after-tax future net cash flows of proved and probable reserves using forecast prices and costs, discounted at 10%.

Forecast natural gas prices used in the calculation of impairment of oil and gas properties for the year ended December 31, 2011 are as follows:

Year	AECO ($Cdn/MMBtu)
2012	3.16
2013	3.78
2014	4.13
2015	5.53
2016	5.65
2017	5.77
2018	5.89
2019	6.01
2020	6.14
2021 (1)	6.27

(1) Escalation of 1.5% thereafter

The impairment of oil and gas properties recognized in the year ended December 31, 2011 relates to natural gas producing assets in West and East Alberta. The decline in the price of natural gas was considered to be an indicator of impairment.

The impairment of oil and gas properties recognized in the year ended December 31, 2010 related to a West Alberta oil cash generating unit, that was subject to negative reserve revisions at year end.

Advantage Oil & Gas Ltd. - 28

10.	Related party transactions

Transactions between Advantage and Longview

Advantage sold certain oil-weighted properties to Longview on April 14, 2011 (note 5).

Concurrent with the disposition, Advantage entered into a Technical Services Agreement (“TSA”) with Longview. Under the TSA, Advantage provides the necessary personnel and technical services to manage Longview’s business and Longview reimburses Advantage on a monthly basis for its share of administrative charges based on respective levels of production. All amounts paid are recorded as general and administrative expenses and measured at the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2011, amounts due from Longview totaled $1.7 million (December 31, 2010 - $Nil). Advantage charged Longview $3.8 million during the year ended December 31, 2011 under the TSA. Dividends declared and paid or payable from Longview to Advantage during the year ended December 31, 2011 totaled $11.8 million (December 31, 2010 - $Nil). All amounts due to and from Longview are non-interest bearing in nature, are settled monthly and were incurred within the normal course of business. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

Key management compensation

The compensation paid or payable to key management, including directors, is as follows:

	December 31, 2011	December 31, 2010
Salaries, director fees and short-term benefits	$4,821	$4,786
Other long-term benefits	-	-
Share based compensation (1)	5,067	8,242
	$9,888	$13,028

(1) Represents the grant date fair value of Restricted Shares granted under the RSPIP for the respective years.

Advantage Oil & Gas Ltd. - 29

11.	Bank indebtedness

	December 31, 2011	December 31, 2010	January 1, 2010
Revolving credit facility	$233,903	$290,657	$250,262
Discount on Bankers Acceptances and other fees	(1,219)	(1,805)	(2,478)
Balance, end of year	$232,684	$288,852	$247,784

The Corporation has credit facilities (the "Credit Facilities") of $475 million, comprised of $275 million held by Advantage and $200 million held by Longview. The Credit Facilities are comprised of $40 million extendible revolving operating loan facilities from one financial institution and $435 million of extendible revolving loan facilities from a syndicate of financial institutions. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporations’ debt to cash flow ratio. The Credit Facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in April and June 2012 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year, in each respective legal entity. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for each entity to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. These covenants were met at December 31, 2011, December 31, 2010, and January 1, 2010. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit Facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the year ended December 31, 2011, the average effective interest rate on the outstanding amounts under the facility was approximately 5.3% (December 31, 2010 – 5.0%). Advantage also has issued letters of credit totaling $8.8 million at December 31, 2011 (December 31, 2010 – $2.9 million).

Advantage Oil & Gas Ltd. - 30

12.	Convertible debentures

The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into shares of Advantage at the applicable conversion price per share plus accrued and unpaid interest. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

	6.50%	7.75%	8.00%	5.00%

Trading symbol	AAV.DBE	AAV.DBD	AAV.DBG	AAV.DBH
Issue date	May 18, 2005	Sep. 15, 2004	Nov. 13, 2006	Dec. 31, 2009
Maturity date	June 30, 2010	Dec. 1, 2011	Dec. 31, 2011	Jan. 30, 2015
Conversion price	$24.96	$21.00	$20.33	$8.60

Liability component	$69,952	$50,000	$41,445	$73,019
Equity component	-	-	-	13,231

Gross proceeds	69,952	50,000	41,445	86,250
Issuance costs	-	(2,190)	-	(3,735)

Net proceeds	$69,952	$47,810	$41,445	$82,515

The convertible debentures are redeemable prior to their maturity dates, at the option of the Corporation, upon providing appropriate advance notification as per the debenture indentures. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

Convertible		Redemption
Debenture	Redemption Periods	Price
7.75%	After December 1, 2009 and before December 1, 2011	$1,000
8.00%	After December 31, 2010 and before December 31, 2011	$1,025
5.00%	After January 31, 2013 and on or before January 30, 2015	$1,000
	Provided that Current Market Price exceeds 125% of Conversion Price

Advantage Oil & Gas Ltd. - 31

12.	Convertible debentures (continued)

The balance of debentures outstanding at December 31, 2011 and changes in the liability and equity components during the years ended December 31, 2011 and 2010 are as follows:

	6.50%	7.75%
Trading symbol	AAV.DBE	AAV.DBD
Debentures outstanding	$-	$-
Liability component:
Balance at January 1, 2010	$69,927	$46,176
Accretion of discount	-	309
Matured	(69,927)	-
Balance at December 31, 2010	-	46,485
Accretion of discount	-	281
Matured	-	(46,766)
Balance at December 31, 2011	$-	$-

	8.00%	5.00%	Total
Trading symbol	AAV.DBG	AAV.DBH
Debentures outstanding	$-	$86,250	$86,250
Liability component:
Balance at January 1, 2010	$15,528	$69,857	$201,488
Accretion of discount	-	2,954	3,263
Matured	-	-	(69,927)
Balance at December 31, 2010	15,528	72,811	134,824
Accretion of discount	-	3,079	3,360
Matured	(15,528)	-	(62,294)
Balance at December 31, 2011	$-	$75,890	$75,890

Equity component:
Balance at January 1, 2010	$-	$8,348	$8,348
Balance at December 31, 2010	$-	$8,348	$8,348
Balance at December 31, 2011	$-	$8,348	$8,348

The principal amount of 7.75% convertible debentures matured on December 1, 2011, and was settled with $46.8 million in cash. The principal amount of 8.00% convertible debentures matured on December 31, 2011, and was settled with $15.5 million in cash. The principal amount of 6.50% convertible debentures matured on June 30, 2010 and was settled with $69.9 million in cash. There were no conversions of convertible debentures during the years ended December 31, 2011 and 2010.

Advantage Oil & Gas Ltd. - 32

13.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2012 and 2071. A risk-free rate of 2.50% (December 31, 2010 – 3.54%) and an inflation factor of 2% were used to calculate the fair value of the decommissioning liability.

A reconciliation of the decommissioning liability is provided below:
	Year ended	Year ended
	December 31, 2011	December 31, 2010
Balance, beginning of year	$172,130	$169,665
Accretion expense	5,748	6,094
Liabilities incurred	4,714	3,331
Change in estimates	(3,699)	6,601
Effect of change in risk-free rate	78,645	27,141
Property dispositions	(407)	(34,427)
Liabilities settled	(3,335)	(6,275)
Balance, end of year	$253,796	$172,130

14.	Other liability

The Corporation has a non-cancellable lease for office space which, due to changes in its activities, the Corporation ceased to use in September 2009, while the lease expires in 2012. Management considers this to be an onerous contract, therefore the obligation for the discounted future payments, net of expected rental income, has been provided for as a liability.

A reconcilation of the other liability is as follows:
	Year ended	Year ended
	December 31, 2011	December 31, 2010
Balance, beginning of year	$1,835	$3,431
Accretion expense (note 21)	99	199
Reduction of liability by subleasing space	-	(538)
Liability settled	(1,026)	(1,257)
Balance, end of year	$908	$1,835

15.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Number of Shares	Amount
Balance at January 1, 2010	162,745,528	$2,190,409
Share based compensation (note 16)	1,346,481	9,082
Balance at December 31, 2010	164,092,009	$2,199,491
Share based compensation (note 16)	2,212,031	15,293
Balance at December 31, 2011	166,304,040	$2,214,784

Advantage Oil & Gas Ltd. - 33

16.	Share based compensation

Advantage has a Restricted Share Performance Incentive Plan (“RSPIP” or the “Plan”) as approved by the shareholders. The Plan authorizes the Board of Directors to grant restricted shares to service providers, including directors, officers, employees, and consultants of Advantage. The number of restricted shares granted is based on the Corporation’s share price return for a twelve-month period and compared to the performance of a peer group approved by the Board of Directors. The share price return is calculated at the end of each and every quarter and is primarily based on the twelve-month change in the share price. If the share price return for a twelve-month period is positive, a restricted share grant will be calculated based on the return. Otherwise, no restricted shares will be granted to service providers for the period. If the share price return for a twelve-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may grant a discretionary restricted share award. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting on each of the two subsequent anniversary dates. On vesting, common shares are issued to the service providers in exchange for the restricted shares outstanding. The holders of restricted shares may elect to receive cash upon vesting in lieu of the number of shares to be issued, subject to consent of the Corporation. However, it is the intent to settle unvested amounts with shares.

The following table is a continuity of restricted shares:

Restricted Shares
Balance at January 1, 2010	2,226,904
Granted	2,547,020
Vested	(1,818,707)
Forfeited	(29,349)
Balance at December 31, 2010	2,925,868
Granted	1,443,956
Vested	(2,212,031)
Forfeited	(40,083)
Balance at December 31, 2011	2,117,710

The following table summarizes information about restricted shares outstanding at December 31, 2011:

		Weighted
	Number of	Average Fair
	Restricted	Value at
Date Granted	Shares	Grant Date
September 2, 2009	344,353	$5.80
January 12, 2010	247,439	$7.27
April 12, 2010	314,232	$6.97
July 12, 2010	257,010	$6.53
January 12, 2011	43,955	$6.95
April 11, 2011	539,263	$8.28
July 12, 2011	371,458	$7.15
Total	2,117,710

During the year ended December 31, 2011, the Corporation recognized share based compensation of $15.1 million (December 31, 2010 - $19.9 million), of which $2.8 million (December 31, 2010 - $3.9 million) was capitalized to property, plant and equipment, and $12.3 million (December 31, 2010 - $16.0 million) was recorded as an expense in the Statement of Income (Loss) and Comprehensive Income (Loss).

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17.	Net income (loss) per share attributable to Advantage shareholders

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Net income (loss) attributable to Advantage shareholders
Basic	$(152,772)	$40,920
Restricted shares (note 16)	-	-
Convertible debentures	-	-
Diluted	$(152,772)	$40,920
Weighted average shares outstanding
Basic	165,370,777	163,467,225
Restricted shares (note 16)	-	1,094,135
Convertible debentures	-	-
Diluted	165,370,777	164,561,360

The calculation of diluted net income (loss) per share for the years ended December 31, 2011 and 2010 excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net income (loss) per share calculation for the year ended December 31, 2011 was 12,828,588 (year ended December 31, 2010 – 14,401,412 shares). As at December 31, 2011, the total convertible debentures outstanding were immediately convertible to 10,029,070 shares (December 31, 2010 – 13,019,819 shares).

Restricted shares have been excluded from the calculation of diluted net loss per share for the year ended December 31, 2011, as the impact would have been anti-dilutive. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net loss per share calculation for the year ended December 31, 2011 was 1,192,566 shares.

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18.	Petroleum and natural gas sales

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Crude oil and natural gas liquid sales	$186,014	$172,796
Natural gas sales	169,274	146,572
Total petroleum and natural gas sales	$355,288	$319,368

19.	General and administrative expense (“G&A”)

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Salaries and benefits	$20,778	$20,334
Share based compensation (notes 15,16)	15,100	19,851
Office rent	2,337	2,192
Other	3,955	4,755
Total G&A	42,170	47,132
Capitalized (note 9)	(7,583)	(8,939)
Net G&A	$34,587	$38,193

20.	Other income

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Gain on sale of property, plant and equipment	$1,325	$45,631
Miscellaneous income	647	511
Total other income	$1,972	$46,142

21.	Finance expense

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Interest on bank indebtedness	$11,483	$13,346
Interest on convertible debentures	8,871	11,486
Accretion on convertible debentures (note 12)	3,360	3,263
Accretion of decomissioning liability (note 13)	5,748	6,094
Accretion of other liability (note 14)	99	199
Total finance expense	$29,561	$34,388

Advantage Oil & Gas Ltd. - 36

22.	Income taxes

The provision for income taxes is as follows:

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Current income tax expense	$-	$-
Deferred income tax expense (recovery)	(46,807)	18,116
Income tax expense (recovery)	$(46,807)	$18,116

The provision for income taxes varies from the amount that would be computed by applying the combined federal and provincial income tax rates for the following reasons:

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Income (loss) before taxes and non-controlling interest	$(192,216)	$59,036
Combined federal and provincial income tax rates	26.57%	28.17%
Expected income tax expense (recovery)	(51,072)	16,630
Increase (decrease) in income taxes resulting from:
Non-deductible share based compensation	4,031	5,162
Difference between current and expected tax rates	234	(3,676)
	$(46,807)	$18,116
Effective tax rate	24.35%	30.69%

The Canadian combined statutory tax rates decreased from 28.17% in 2010 to 26.57% in 2011 as a result of legislation enacted in 2007.

Advantage Oil & Gas Ltd. - 37

22.	Income taxes (continued)

The movement in deferred income tax liabilities and assets without taking into consideration the offsetting of balances within the same tax jurisdiction is as follows:

Deferred income tax liability	Property, plant and equipment	Derivative asset/liability	Total
Balance at January 1, 2010	$194,515	$4,867	$199,382
Charged (credited) to income	47,597	1,166	48,763
Balance at December 31, 2010	242,112	6,033	248,145
Charged (credited) to income	(3,771)	(6,737)	(10,508)
Balance at December 31, 2011	$238,341	$(704)	$237,637

Deferred income tax asset	Decommissioning liability	Non-capital losses	Other	Total
Balance at January 1, 2010	$(42,910)	$(127,941)	$(6,416)	$(177,267)
Charged (credited) to income	(581)	(31,417)	1,351	(30,647)
Balance at December 31, 2010	(43,491)	(159,358)	(5,065)	(207,914)
Charged (credited) to income	(20,444)	(15,970)	115	(36,299)
Charged (credited) to equity	-	(1,091)	(1,993)	(3,084)
Balance at December 31, 2011	$(63,935)	$(176,419)	$(6,943)	$(247,297)

Net deferred income tax liability (asset)	Longview	Advantage	Total
Balance at January 1, 2010	$-	$22,115	$22,115
Charged (credited) to income	-	18,116	18,116
Balance at December 31, 2010	-	40,231	40,231
Charged (credited) to income	(36,299)	(10,508)	(46,807)
Charged (credited) to equity	(3,084)	-	(3,084)
Balance at December 31, 2011	$(39,383)	$29,723	$(9,660)

The net deferred income tax asset is expected to reverse within 12 months.

The estimated tax pools available at December 31, 2011 are as follows:

	Longview	Advantage	Total
Canadian development expenses	$35,402	$105,300	$140,702
Canadian exploration expenses	-	70,761	70,761
Canadian oil and gas property expenses	366,793	-	366,793
Non-capital losses	72,582	631,660	704,242
Undepreciated capital cost	76,362	271,190	347,552
Other	7,911	5,951	13,862
	$559,050	$1,084,862	$1,643,912

The non-capital loss carry forward balances above expire no earlier than 2023.

Advantage Oil & Gas Ltd. - 38

23.	Supplemented cash flow information

Changes in non-cash working capital is comprised of:

	Year ended	Year ended
	December 31, 2011	December 30, 2010
Source (use) of cash:
Trade and other receivables	$(68)	$12,255
Prepaid expenses and deposits	443	3,448
Trade and other accrued liabilities	25,662	(605)
	$26,037	$15,098

Related to operating activities	$4,131	$31,008
Related to financing activities	2,274	2,408
Related to investing activities	19,632	(18,318)
	$26,037	$15,098

24.	Commitments

Advantage has several lease commitments relating to office buildings and transportation. The estimated remaining annual minimum operating lease payments are as follows, of which $0.9 million is recognized in other liability (note 14):

	December 31, 2011	December 31, 2010
2011	$-	$11,756
2012	15,543	11,791
2013	14,413	10,576
2014	11,812	8,723
2015	2,246	2,108
	$44,014	$44,954

Advantage Oil & Gas Ltd. - 39

25.	Transition to IFRS

For all periods up to and including the year ended December 31, 2010 the Corporation prepared its financial statements in accordance with previous Canadian generally accepted accounting principles (“Previous GAAP”). These financial statements, for the year ended December 31, 2011, are prepared in accordance with International Financial Reporting Standards (“IFRS”). The Corporation has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2010 and the significant accounting policies meeting those requirements are described in note 3. The Corporation has prepared its IFRS opening balance sheet as at January 1, 2010, its date of transition to IFRS.

IFRS 1 allows first-time adopters certain exemptions from the general requirement to apply IFRS retrospectively. The Corporation has taken the following exemptions:

•	Companies using full-cost accounting are allowed to measure their oil and gas assets at the amount determined under the Previous GAAP at the date of transition. This amount is pro-rated to the underlying assets based upon the value of proved and probable reserves at transition date, discounted at 10%.

•	Companies using the full cost book value as deemed cost exemption are allowed to measure the liabilities for decommissioning, restoration and similar liabilities at the date of transition and recognize directly in retained earnings any difference between that amount and the carrying amount determined under Previous GAAP.

•	IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

•	IFRS 2 Share-based Payment has not been applied to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2010.

•	IAS 17 Leases has been applied as of transition date rather than at the lease’s inception date.

•	IAS 32 Financial Instruments Presentation will not be applied for compound financial instruments where the liability component is no longer outstanding.

•	IAS 23 Borrowing Costs will not be applied before January 1, 2010.

Reconciliations to IFRS from Previous GAAP financial statements including the impact of the transitioning on the Corporation’s reported financial position and financial performance, including the nature and effect of significant changes in accounting policies are summarized as follows.

Advantage Oil & Gas Ltd. - 40

25.	Transition to IFRS (continued)

Reconciliation of Consolidated Statement of Financial Position at the date of IFRS transition, January 1, 2010.

			Effect of
		Previous	Transition	IFRS
(thousands of Canadian dollars)	Notes	GAAP	to IFRS	Reclassifications	IFRS

ASSETS
Current assets
Trade and other receivables		$54,531	$-	$-	$54,531
Prepaid expenses and deposits		9,936	-	-	9,936
Derivative asset		30,829	-	-	30,829
Total current assets		95,296	-	-	95,296

Non-current assets
Derivative asset		323	-	-	323
Exploration and evaluation assets	2	-	-	6,923	6,923
Property, plant and equipment	2	1,831,622	-	(6,923)	1,824,699
Total non-current assets		1,831,945	-	-	1,831,945

Total assets		$1,927,241	$-	$-	$1,927,241

LIABILITIES
Current liabilities
Trade and other accrued liabilities	6	$111,901	$-	$1,161	$113,062
Capital lease obligations		1,375	-	-	1,375
Convertible debentures	4	69,553	374	-	69,927
Derivative liability		12,755	-	-	12,755
Deferred income tax liability	5	4,704	-	(4,704)	-
Total current liabilities		200,288	374	(3,543)	197,119

Non-current liabilities
Derivative liability		1,165	-	-	1,165
Capital lease obligations		759	-	-	759
Bank indebtedness		247,784	-	-	247,784
Convertible debentures	4	130,658	903	-	131,561
Decommissioning liability	3	68,555	101,110	-	169,665
Deferred income tax liability	5	38,796	(21,385)	4,704	22,115
Other liability		3,431	-	-	3,431
Total non-current liabilities		491,148	80,628	4,704	576,480

Total liabilities		691,436	81,002	1,161	773,599

SHAREHOLDERS' EQUITY
Share capital		2,190,409	-	-	2,190,409
Convertible debentures equity component	4	18,867	(10,519)	-	8,348
Contributed surplus	6	7,275	-	(1,161)	6,114
Deficit		(980,746)	(70,483)	-	(1,051,229)
Total shareholders' equity		1,235,805	(81,002)	(1,161)	1,153,642
Total liabilities and shareholders' equity		$1,927,241	$-	$-	$1,927,241

Advantage Oil & Gas Ltd. - 41

25.	Transition to IFRS (continued)

Reconciliation of Consolidated Statement of Financial Position at the end of the last reporting year under Previous GAAP, December 31, 2010.

			Effect of
		Previous	Transition	IFRS
(thousands of Canadian dollars)	Notes	GAAP	to IFRS	Reclassifiications	IFRS

ASSETS
Current assets
Trade and other receivables		$42,276	$-	$-	$42,276
Prepaid expenses and deposits		6,488	-	-	6,488
Derivative asset		25,157	-	-	25,157
Total current assets		73,921	-	-	73,921

Non-current assets
Exploration and evaluation assets	2	-	-	8,262	8,262
Property, plant and equipment	1, 2, 3	1,768,650	123,374	(8,262)	1,883,762
Total non-current assets		1,768,650	123,374	-	1,892,024

Total assets		$1,842,571	$123,374	$-	$1,965,945

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$112,457	$-	$-	$112,457
Capital lease obligations		759	-	-	759
Convertible debentures	4	61,570	443	-	62,013
Derivative liability		2,367	-	-	2,367
Deferred income tax liability	5	5,876	-	(5,876)	-
Total current liabilities		183,029	443	(5,876)	177,596

Non-current liabilities
Derivative liability		177	-	-	177
Bank indebtedness		288,852	-	-	288,852
Convertible debentures		72,811	-	-	72,811
Decommissioning liability	3	58,281	113,849	-	172,130
Deferred income tax liability	5	29,399	4,956	5,876	40,231
Other liability		1,835	-	-	1,835
Total non-current liabilities		451,355	118,805	5,876	576,036

Total liabilities		634,384	119,248	-	753,632

SHAREHOLDERS' EQUITY
Share capital		2,199,491	-	-	2,199,491
Convertible debentures equity component	4	15,896	(7,548)	-	8,348
Contributed surplus	4	17,754	(2,971)	-	14,783
Deficit		(1,024,954)	14,645	-	(1,010,309)
Total shareholders' equity		1,208,187	4,126	-	1,212,313
Total liabilities and shareholders' equity		$1,842,571	$123,374	$-	$1,965,945

Advantage Oil & Gas Ltd. - 42

25.	Transition to IFRS (continued)

Reconciliation of Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2010:

			Effect of
		Previous	Transition	IFRS
(thousands of Canadian dollars)	Notes	GAAP	to IFRS	Reclassifications	IFRS

Petroleum and natural gas sales		$319,368	$-	$-	$319,368
Less: royalties	8	(44,640)	-	(1,314)	(45,954)
Petroleum and natural gas revenue		274,728	-	(1,314)	273,414

Operating expense	1c	(93,875)	(1,734)	-	(95,609)
General and administrative expense	1c	(37,578)	(615)	-	(38,193)
Depreciation expense	1, 7	(215,780)	86,695	4,493	(124,592)
Impairment of oil and gas properties	1d	-	(17,500)	-	(17,500)
Exploration and evaluation expense	2	-	(752)	-	(752)
Finance expense	3, 4, 7	(29,128)	(767)	(4,493)	(34,388)
Gains on derivatives		50,514	-	-	50,514
Other income	1a	-	46,142	-	46,142

Income (loss) before taxes		(51,119)	111,469	(1,314)	59,036
Income tax recovery (expense)	5, 8	6,911	(26,341)	1,314	(18,116)
Net income (loss) and comprehensive income (loss)		$(44,208)	$85,128	$-	$40,920
Net income (loss) per share
Basic		$(0.27)			$0.25
Diluted		$(0.27)			$0.25

1.	Property, Plant and Equipment

a.	Gain on sale of property, plant and equipment

Under Previous GAAP, the Corporation did not recognize gains or losses on the disposal of oil and gas properties unless such dispositions would change the depletion rate by 20% or more while IFRS does require such recognition. This results in an increase to the carrying value and a gain on sale of property, plant and equipment included in other income.

b.	Depreciation expense

Under Previous GAAP, depletion and depreciation was calculated on a unit-of-production basis for oil and gas properties using proved reserves, on a cost center basis that was defined as a country. Under IFRS, depreciation is calculated based on proved and probable reserves over individual components resulting in a decrease in depreciation expense and increase in the carrying value of property, plant and equipment.

c.	Capitalization

During the transition to IFRS, revisions and refinements were made to capitalization. As a result, certain expenditures incurred in 2010 were expensed as operating expense and general and administrative expense.

d.	Impairment

At December 31, 2010 an impairment loss was recognized associated with a cash generating unit located in West Central Alberta that was subject to negative reserve revisions at year end. The cash generating unit was written down to fair value less costs to sell, determined on a discounted cash flow model, using a discount rate of 10%.

Advantage Oil & Gas Ltd. - 43

25.	Transition to IFRS (continued)

2.	Exploration and evaluation assets

Under Previous GAAP, exploration and evaluation assets were included in the full cost pool of property, plant and equipment. Under IFRS, these assets must be reclassified from developed oil and natural gas property, plant and equipment and presented separately. When exploration and evaluation assets are determined to be technically feasible and commercially viable, the costs are moved to developed oil and natural gas property, plant and equipment. Assets that are not technically feasible and commercially viable are expensed.

3.	Decommissioning liability

Under Previous GAAP asset retirement obligations were discounted at a credit-adjusted risk-fee rate. Under IFRS the discount rate has been reduced to a risk-free rate of 4.00% on January 1, 2010. Accordingly, the decommissioning liability has increased by $101.1 million at transition date, and due to the exemption allowed by IFRS 1, the offsetting charge has been recognized in deficit. As a result, under IFRS both the accretion expense associated with the decommissioning liability will be different and changes in the estimate of the decommissioning liability will impact property, plant and equipment.

4.	Convertible debentures liability component

Prior to July 9, 2009, Advantage was an Income Trust that operated under the name Advantage Energy Income Fund. As an income trust, convertible debentures were convertible into Trust Units, which contained a redemption feature which effectively made the conversion option a “putable instrument” under IAS 32. As such, convertible debentures were liabilities, with no equity component. Upon conversion to a corporation on July 9, 2009, all convertible debentures became convertible into common shares, and were no longer deemed to contain a “putable instrument”. Retrospective restatement of the convertible debentures in existence at July 9, 2009 and still outstanding at transition date resulted in the liability component restated to their full maturity values, less any issue costs and no value assigned to the equity component of the conversion features of these same debentures. Accretion expense as recorded under Previous GAAP was reduced, as only debenture issue costs gave rise to accretion expense for these convertible debentures.

5.	Deferred income tax liability:

a.	Deferred income tax calculated according to IFRS is substantially similar to Previous GAAP and arises from differences between the accounting and tax bases of our assets and liabilities. To the extent that assets and liabilities have changed from transition to IFRS, the amount of deferred income tax liability would be impacted.

b.	Under Previous GAAP, deferred income tax liabilities were required to be disclosed as either current or long-term. Under IFRS, all deferred income tax liabilities are considered to be non-current liabilities.

6.	Contributed surplus

At January 1, 2010, a portion of unvested RSPIP compensation costs included in contributed surplus effectively represented cash payments. Under IFRS, this portion was considered a liability and accordingly reclassified to trade and other accrued liabilities.

7.	Finance expense

Under Previous GAAP, accretion of decommissioning liability was included in the amount presented as depreciation of property, plant and equipment on the Statement of Income and Comprehensive Income. Under IFRS, accretion of decommissioning liability has been reclassified and is included in finance expense.

8.	Royalties

Under Previous GAAP, current taxes included Saskatchewan resource surcharge. Under IFRS, Saskatchewan resource surcharge has been deemed a royalty and deducted from petroleum and natural gas revenues.

9.	Adjustments to the Consolidated Statement of Cash Flows

The transition from Previous GAAP to IFRS had no significant impact on cash flows generated by the Corporation. Cash flows related to interest are classified as financing while under Previous GAAP, cash flows relating to interest were classified as operating.

Advantage Oil & Gas Ltd. - 44